Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
2.300% Senior Medium Term Notes, Series G due 2016	$1,000,000,000	$116,100
(1)	Calculated in accordance with Rules 457(r) of the Securities Act of 1933.

Pricing Supplement dated July 21, 2011 (To Prospectus dated June 28, 2010 and Prospectus Supplement dated August 6, 2010) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-167832

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

$1,000,000,000 2.300% Senior Notes Due 2016

Trade Date: July 21, 2011

Original Issue Date: July 28, 2011

Principal Amount: $1,000,000,000

Net Proceeds to Issuer: $997,650,000

Price to Public: 99.915%, plus accrued interest, if any, from July 28, 2011

Commission/Discount: 0.15%

Agent’s Capacity:  x  Principal Basis      Agency Basis

Maturity Date: July 28, 2016

Interest Payment Dates: Semi-annually on the 28th day of January and July of each year, commencing January 28, 2012 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 2.300% per annum

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry
	__	Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
	__	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
	__	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities — Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture — Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	$ 250,000,000
Goldman, Sachs & Co.	$ 250,000,000
RBS Securities Inc.	$ 250,000,000
BNY Mellon Capital Markets, LLC	$ 100,000,000
BNP Paribas Securities Corp.	$ 40,000,000
Lloyds Securities Inc.	$ 40,000,000
RBC Capital Markets, LLC	$ 40,000,000
Lebenthal & Co., LLC	$ 10,000,000
Duncan Williams, Inc.	$ 10,000,000
Rice Financial Products Co.	$ 10,000,000
Total:	$1,000,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by The Bank of New York Mellon Corporation (the “Company”), BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.

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